THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December, 2002

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for period ending October 31, 2002

2)

Schedule B – Supplementary Information

3)

Schedule C – Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant,  ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 20 , 2002

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Three months ended October 31, 2002 and 2001

Prepared by Management (unaudited)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at October 31, 2002

	October 31, 2002 (unaudited)	July 31, 2002 (audited)

Assets

Current assets:
Cash and cash equivalents	$253,961	$265,729
Accounts receivable	228,502	396,830
Inventories	170,574	172,732
Prepaid expenses	129,789	18,125
	782,826	853,416

Capital assets	27,128	64,914

Other assets:
Deferred financing costs	50,882	72,206
Investment	1	1
Patent rights	588,923	1,005,160
	639,806	1,077,367

	$1,449,760	$1,995,697

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$108,196	$212,603
Income and other taxes payable	15,438	55,248
Current portion of long-term debt	7,474,616	7,390,987
	7,598,250	7,658,838

Long-term debt	2,530,320	2,567,938
	10,128,570	10,226,776

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 17,504,497 common shares	7,905,999	7,905,999
Shares held in treasury: 247,200 common shares	(1,003,235)	(1,003,235)
	6,902,764	6,902,764
Equity component of convertible debentures	495,381	495,381
Deficit	(16,076,955)	(15,629,224)
	(8,678,810)	(8,231,079)

	$1,449,760	$1,995,697

On behalf of the Board:

     “Ralph Proceviat”

Director

     “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Three months ended October 31, 2002 and 2001

	2002	2001

Product sales	$143,146	$387,317

Cost of sales	88,473	187,472

Gross margin	54,673	199,845

Other revenue:
Royalty revenue	388,902	371,689
Other revenue	71,712	45,627
	515,287	617,161
Operating expenses:
General and administration	319,743	258,726
Marketing and selling	6,753	15,619
	326,496	274,345

Operating income (loss) before interest expense, income taxes, and amortization	188,791	342,816

Interest expense net of interest income	152,982	193,825
Amortization of capital assets	59,814	47,622
Amortization of patent rights	416,237	416,237
	629,033	657,684

Loss before income taxes	(440,242)	(314,868)

Income tax expense	(7,489)	(13,182)

Loss for the period	(447,731)	(328,050)

Deficit, beginning of period	(15,629,224)	(13,186,058)

Deficit, end of period	$(16,076,955)	$(13,514,108)

Loss per share	$(0.03)	$(0.02)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Three months ended October 31, 2002 and 2001

	2002	2001

Cash flows from (used in) operating activities:
Loss for the period	$(447,731)	$(328,050)
Items not involving cash:
Amortization of capital assets	38,490	47,622
Amortization of patent rights	416,237	416,237
Amortization of deferred financing costs	21,324	21,324
Amortization of deferred gain	(37,618)	(37,619)
Loss on disposal	6,173
Non-cash interest on convertible securities	113,787	113,787
Cash flows from (used in) operations	110,662	233,301
Change in non-cash operating working capital:
Accounts receivable	168,328	506,141
Inventories	2,158	103,269
Prepaid expenses	(111,664)	(66,224)
Accounts payable and accrued liabilities	(104,407)	(492,762)
Income and other taxes payable	(39,810)	(71,051)
Cash flows from (used in) operating activities	25,267	212,674

Cash flows from (used in) financing activities:
Long-term debt	(30,158)	(381,245)
Cash flows from (used in) financing activities	(30,158)	(381,245)

Cash flows from (used in) investing activities:
Note receivable
Capital assets	(6,877)	(1,530)
Cash flows from (used in) investing activities	(6,877)	(1,530)

Increase (decrease) in cash and cash equivalents	(11,768)	(170,101)

Cash and cash equivalents, beginning of period	265,729	1,091,984

Cash and cash equivalents, end of period	$253,961	$921,883

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Three months ended October 31, 2002

1.

Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business, notwithstanding that, at October 31, 2002, the Company had a shareholders’ deficiency of $8,678,810, and has generated losses in each of the last three fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions.  As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in generating additional cash to finance operations.  If it is not, the Company will be required to reduce operations or liquidate assets.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

For the current fiscal year to date:

Cost of sales:

Cost of sales totals $88,473, which includes parts and components.

Operating expenses:

General and Administrative expenses amounted to $319,743 for the period and include $100,222 for general insurance, $6,061 for contract consulting fees, $43,061 for legal fees, $23,390 for rent, $101,054 for wages and benefits and the remaining $45,955 for travel, telephone and office expenses.

Marketing and selling expenses totaling $6,753 include $1,950 for shareholder communications and $4,803 for advertising and promotion of the Company’s attractions.

Interest expense:

Interest expense of $152,982 (net of interest income of $571) relates to a convertible security and a non-convertible secured loan.

3.

For the quarter under review:

a)

No common shares were issued during the quarter.

3.

For the quarter under review (continued)

b)

The following stock options were granted during the quarter:

Optionee	Date Granted	Number Granted	Exercise Price Cdn $	Expiry Date

Sherrill Cyr	09/12/02	350,000	$ 0.10	10/31/05
Michael Gutknecht	09/12/02	150,000	$ 0.10	10/31/05
Loralee Janssen	09/12/02	150,000	$ 0.10	10/31/05
Mary Oswald	09/12/02	75,000	$ 0.10	10/31/05
Val Potter	09/12/02	100,000	$ 0.10	10/31/05
Ralph Proceviat	09/12/02	400,000	$ 0.10	10/31/05
Darrel Taylor	09/12/02	350,000	$ 0.10	10/31/05
Gang Consulting	10/30/02	150,000	$ 0.10	10/31/05

4.

As at the end of the quarter:

a)

Authorized share capital: 100,000,000 common shares without par value

Issued and outstanding: 17,504,497 common shares

Purchased and held in treasury: 247,200 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	October 31,
Date	Price	2002	Granted	Exercised	Cancelled	2002

10/28/02	Cdn $0.24	30,000	-	-	(30,000)	-
11/03/02	Cdn $0.24	400,000	-	-	(400,000)	-
12/31/03	Cdn $0.16	300,000	-	-	(300,000)	-
12/31/05	Cdn $0.16	300,000	-	-	-	300,000
10/31/05	Cdn $0.10	-	1,725,000	-	-

		1,030,000	1,725,000	-	(730,000)	2,025,000

c)

Summary of convertible securities:

Expiry	Conversion	July 31,	Amount	Number of	October 31,
Date	Price	2002	Converted	Share Issued	2002

12/31/02	U.S. $1.11	$5,940,000	–	–	$5,940,000

d)

Shares in escrow:  NIL

e)

Directors/Officers:

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

5.

Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides.  Supplementary information by geographic area for the three months ended October 31, 2001 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2002:
Revenues including interest income	$ 84,164	$ 520,167	$ 604,331
Operating income (loss)	(279,786)	(167,945)	(447,731)
Identifiable assets	198,253	1,251,507	1,449,760

2001:
Revenues including interest income	91,347	721,855	813,202
Operating income (loss)	(230,486)	(97,564)	(328,050)
Identifiable assets	219,663	4,032,048	4,251,711

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C:  Management Discussion and Anaylsis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Three months ended October 31, 2002

OVERVIEW

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Top Eliminator DragstersÒ, which provides a real life drag racing experience; and SkycoasterÒ, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour.  The Company owns the proprietary patent rights and trademarks for these two rides.

RESULTS OF OPERATIONS

Total revenue from product sales, royalties, interest income and other revenue was $604,331 compared to the first quarter 2001 of $813,202.  Included in the $813,202 for the first quarter 2001 was the recognition of $278,100 in product sales revenue relating to ride sales that closed prior to July 31, 2001 but that was not fully installed until August 2001.  Royalty revenue of $388,902 was up $17,213 or 4.6% compared to the first quarter 2001.  Other revenue of $71,712 includes joint venture revenue of $61,712 up $16,085 or 35% compared to the first quarter 2001.

Gross margin for the first quarter 2002 of $54,673 was down $145,172 compared to the first quarter 2001 due in part from the $278,100 in product sales revenue highlighted above.

Operating expenses for the first quarter 2002 amounted to $326,496, a net increase of $79,151 over the comparable 2001 figure of $274,345.  Of the $79,151, $46,858 relates to a significant increase in general liability insurance premiums resulting in part, from the events of September 11, 2001.  The remaining $32,293 relates primarily to increases in legal expenses and one time costs associated with moving the offices in Colorado to Utah, disposing of fixed assets and upgrading of the Company’s computer equipment and systems.  Except for the increase in general liability insurance, the second quarter should reflect lower operating expenses as a result of lower salary and occupancy costs resulting from the consolidation of the offices.

Operating income before interest expense, income taxes and amortization was $188,791, an decrease of $154,025 over the same period a year ago.  This decrease was due primarily to a decline in product sales and a major increase in general liability insurance as discussed above.

Interest expense net of interest income was down $40,843 for the first quarter 2002 compared to the first quarter 2001 to reflect payments being made on the Company’s long term debt in 2001.

The Company reported a net loss for the period of $447,731 or $0.03 per share compared to a loss for the same period last year of $328,050 or $0.02 per share.

Net cash flow from operations for the period was $110,662 or $0.006 per share compared to cash flow from operations of $233,301 or $0.01 per share for the same period last year.

Sales

Sales revenue on sales of SkycoastersÒ and Top Eliminator DragstersÒ is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Marketing

The Company conducts a good portion of its sales and marketing programs through an internal sales force consisting of sales personnel located in the United States.  All leads are directed to the appropriate salesperson for continued follow-up and closing.

The Company combined its annual Safety Seminar with the AIMS (Amusement Industry Manufacturers & Suppliers) International Safety Seminar and Certification Testing.  The next seminar will be held in Kissimmee, Florida in January 2003.

The Company exhibited at the Annual IAPPA (International Association of Amusement Parks and Attractions) Convention held November 2002 in Orlando, Florida.

Long Term Debt

Included in long term debt is $5,940,000 relating to unsecured convertible securities.  Any principal and/or interest outstanding on December 31, 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share.  To date, no conversions have taken place.

On March 13, 2002, the Company amended the terms of a loan agreement, whereby the maturity of the loan was extended to November 15, 2005.

On June 28, 2002, the Company amended the terms of a settlement agreement, whereby a lump sum payment that was due on or before March 31, 2002 will now be paid in equal monthly payments over a twenty-four (24) month period.

Capital Structure

There were no changes to the capital structure during the current fiscal year.  As of December 20, 2002 the total outstanding remains at 17,504,497 common shares.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Directors and Officers

Mr. Ralph Proceviat announced the appointment of Mr. Darrell Taylor and Ms. Sherrill Cyr to the Board of Directors.  On November 25, 2002, subsequent to the quarter end, Mr. Frank Deacon was appointed to the Board of Directors.  Mr. Deacon was granted 350,000 stock options exercisable at Cdn$ 0.10 with an expiry date of October 31, 2005

Messrs. Iain Barr and Robert Mudie resigned from the Board of Directors due to other business commitments.  On August 31, 2002 Mr. Charles “Bo” Moody resigned as CEO of the Company.

Subsequent Events

On December 9, 2002, the Company entered into a Sales Representative Agreement with Mr. Charles A. Bingham and Mr. Gerald Gosine, of Orlando, Florida.  The Sales Representative Agreement appoints Mr. Bingham and Mr. Gosine as the exclusive, authorized representatives for the purpose of assisting the Company with the sale, licensing and distribution of the Company’s products.  The sales representatives’ appointment and territory shall be worldwide.

LIQUIDITY AND CAPITAL RESOURCES

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

As at October 31, 2002 the Company had $253,961 in cash and short-term deposits compared to $265,729 as at October 31, 2001, a decrease of $11,768.

At October 31, 2002 the Company had a shareholders’ equity deficiency of $8,678,810 and has generated loses in each of the last three fiscal years.  The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and ultimately, management’s ability to achieve profitable operations through new ride sales, maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides.  Due to market conditions and the fact that completion of future financing will be subject to the Company’s financial position, there can be no assurances that the Company will be successful in generating sufficient cash to continue operations.  If it is not, the Company will be required to reduce operations or liquidate assets.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.